David James
                                                      PFPC Inc.
                                                      Vice President and Counsel
                                                      99 High Street, 27th Floor
                                                      Boston, MA 02110
                                                      (617) 338-4595
                                                      (617) 338-4864 - fax

November 2, 2007

VIA EDGAR
---------
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

         RE:      The Gabelli Asset Fund                      GAMCO International Growth Fund, Inc.
                     File Nos.: 33-01719/811-04494                File Nos.: 33-79994/811-08560
                  The Gabelli Blue Chip Value Fund            Gabelli Investor Funds, Inc.
                     File Nos.: 333-80099/811-09377              File Nos.: 33-54016/811-07326
                  Gabelli Capital Series Funds, Inc.          The GAMCO Mathers Fund
                     File Nos.: 33-61254/811-07644                File Nos.: 002-23727/811-01311
                  Comstock Funds, Inc.                        The Gabelli Global Utility & Income Trust
                     File Nos.: 33-40771/811-05502               File Nos.: 333-113621/811-21529
                  The Gabelli Convertible and Income Securities Fund Inc.
                     File Nos.: 333-24541/811-05715
                  Gabelli Equity Series Funds, Inc.           The Gabelli Money Market Funds
                     File Nos.: 33-41913/811-06367               File Nos.: 33-48220/811-06687
                  The Gabelli Equity Trust Inc.               The Gabelli Dividend & Income Trust
                     File Nos.: 33-42780/811-04700                File Nos.: 333-126480/811-21423
                  The Gabelli Global Deal Fund                The Gabelli Utilities Fund
                     File No. 333-138141/811-21969               File Nos.: 333-81209/811-09397
                  The Gabelli Global Multimedia Trust Inc.    The Gabelli Utility Trust
                     File Nos.: 333-102755/811-08476              File Nos.: 333-72983/811-09243
                  GAMCO Global Series Funds, Inc.             The Gabelli Value Fund Inc.
                     File Nos.: 33-66262/811-07896               File Nos.: 33-30139/811-05848
                  GAMCO Gold Fund, Inc.                       The Westwood Funds
                     File Nos.: 33-79180/811-08518               File Nos.: 33-06790/811-04719
                  The GAMCO Growth Fund
                     File Nos.: 33-10583/811-04873
                  The Gabelli Global Gold, Natural Resources
                    & Income Trust
                     FILE NOS.: 333-121998/811-21698          (THE "FUNDS")
           ----------------------------------------------------------------------------

Dear Staff Member:

         Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, enclosed for filing on behalf of the above-referenced Funds please find (i) one copy of a rider for an increase in coverage for their joint fidelity bond (the "Joint Bond") for the policy period from December 7, 2006 to December 7, 2007, such policy being maintained through National Union Fire Insurance Company, (ii) an Assistant Secretary's Certificate certifying the resolutions adopted by each Fund's Board Members approving the amount, type, form and coverage of the Joint Bond and the portion of the premium to be paid by the Funds and (iii) the Amended and Restated Joint Insured Agreement among the Funds and the other insureds on the Joint Bond.

         The Joint Bond premium allocation for the increase in coverage for these Funds has already been paid.

                                                         Very truly yours,
                                                         /S/ DAVID JAMES
                                                         --------------------
                                                         David James
                                                         Assistant Secretary

Enclosures

                        ASSISTANT SECRETARY'S CERTIFICATE

     I, David James, Assistant Secretary of The Gabelli Asset Fund, The Gabelli Blue Chip Value Fund, Gabelli Capital Series Funds, Inc., Comstock Funds, Inc., The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Dividend & Income Trust, Gabelli Equity Series Funds, Inc., The Gabelli Equity Trust Inc., The Gabelli Global Deal Fund, The Gabelli Gold, Natural Resources & Income Trust, The Gabelli Global Multimedia Trust Inc., GAMCO Global Series Funds, Inc., The Gabelli Global Utility & Income Trust, GAMCO Gold Fund, Inc., The GAMCO Growth Fund, GAMCO International Growth Fund, Inc., Gabelli Investor Funds, Inc., The GAMCO Mathers Fund, The Gabelli Money Market Funds, The Gabelli Utilities Fund, The Gabelli Utility Trust, The Gabelli Value Fund Inc. and The Gabelli Westwood Funds (the "Funds"), hereby certify that the following resolutions have been adopted first by those Board Member who are not considered to be "interested persons," as defined in the Investment Company Act of 1940, as amended (the "1940 Act")("Independent Board Members") voting separately, and then by the entire Board of each Fund, at a meeting duly called and held on May 15, 2007:

         RESOLVED,                  That after having given due consideration to
                                    all  relevant  factors,  the Board  Members,
                                    including  all  of  the  Independent   Board
                                    Members, hereby approve the amendment to the
                                    existing  joint  fidelity bond coverage with
                                    National Union Fire Insurance  Company,  and
                                    ratify,  confirm  and approve an increase in
                                    the  amount of  coverage  under  said  joint
                                    fidelity    bond   from    $20,450,000    to
                                    $23,025,000  effective  as of May 15,  2007;
                                    and further

         RESOLVED,                  That the  portion of the  increased  premium
                                    for   the   aforementioned   joint   insured
                                    fidelity  bond to be paid  by the  Fund,  if
                                    any,   is  hereby   approved,   taking  into
                                    consideration,   among  other  things,   the
                                    number of parties named as insureds; the nature of the business activities of such other parties; the amount of the joint insured bond; the amount of the premium for such bond; the ratable allocation of the premium among all parties named as insureds;
                                    and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and further

         RESOLVED,                  That the Assistant  Secretary of the Fund is
                                    hereby authorized and directed to prepare, execute and file such supplements to the fidelity bond, and to take such action as may be necessary or appropriate in order to conform the terms of the fidelity bond coverage to the provisions of the 1940 Act, and the rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 2nd day of November, 2007.

                                                      -------------------
                                                      David James
                                                      Assistant Secretary

                      NATIONAL UNION FIRE INSURANCE COMPANY

                                OF PITTSBURGH, PA

                                  Rider No. 12

To be attached to and form part of Investment Company Blanket Bond No. 6214219 in favor of The Gabelli Funds, et al.

1. In consideration of the additional premium of $4,097.00, it is hereby understood and agreed that Item 3 of the Declaration Page is deleted in its entirety and replaced with the following:

ITEM 3.  Limit of Liability-
         Subject to Section 9, 10, and 12 hereof:

                                                                  Limit of Liability    Deductible Amount
         Insuring Agreement A       - FIDELITY                         $23,025,000               $0
         Insuring Agreement B       - AUDIT EXPENSE                    $25,000                   $5,000
         Insuring Agreement C       - ON PREMISES                      $23,025,000               $10,000
         Insuring Agreement D       - IN TRANSIT                       $23,025,000               $10,000
         Insuring Agreement E       - FORGERY OR ALTERATION            $23,025,000               $10,000
         Insuring Agreement F       - SECURITIES                       $23,025,000               $10,000
         Insuring Agreement G       - COUNTERFEIT CURRENCY             $23,025,000               $10,000
         Insuring Agreement H       - STOP PAYMENT                     $25,000                   $5,000
         Insuring Agreement I       - UNCOLLECTIBLE ITEMS
                                      OF DEPOSIT                       $25,000                   $5,000

OPTIONAL COVERAGES ADDED BY RIDER:

         Insuring Agreement J       - COMPUTER SYSTEMS                 $23,025,000               $10,000
         Insuring Agreement K       - UNAUTHORIZED SIGNATURES          $25,000                   $5,000
         Insuring Agreement L       - AUTOMATED PHONE SYSTEMS          $23,025,000               $10,000
         Insuring Agreement M       - TELEFACSIMILE                    $23,025,000               $10,000


If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

2. Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

3. This rider shall become effective as of 12:01 a.m. on 04/20/07 standard time as specified in the attached bond.

                                                       By:

                                                       Authorized Representative

                              AMENDED AND RESTATED
                             JOINT INSURED AGREEMENT

         AGREEMENT dated December 1, 1999, as most recently amended as of May 15, 2007, among the registered investment companies advised by Gabelli Funds, LLC, Gabelli Advisers, Inc. and Gabelli Fixed Income LLC (together, the "Advisers") which are listed on Schedule A attached hereto (collectively, the "Funds").

         WHEREAS, each of the Funds is named as an insured in an investment company blanket bond (the "Fidelity Bond") which is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended; and

         WHEREAS, the Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1 and to assure that premiums payable with respect to the Fidelity Bond and payments by the Insurer with respect to the Fidelity Bond are allocated in a fair and equitable manner;

         Now, THEREFORE, the Funds do hereby agree as follows:

         1. Each Fund shall maintain a minimum amount of fidelity insurance one level higher than that specified for its asset size by the table contained in Rule 17g-1(d) (the "Minimum Insurance"). Each Fund shall aggregate the assets of all of its series to calculate the amount of coverage required by Rule 17g-1(d). Notwithstanding the foregoing, no Fund shall be required to increase the amount of its fidelity insurance unless and until the aggregate amount of fidelity insurance maintained by the Funds exceeds the aggregate amount of fidelity insurance the Funds are required to maintain pursuant to the table contained in Rule 17g-1(d) by $2 million or less.

         2. The allocation of the premium to each Fund shall be based on the proportionate share of the sum of the premiums that would have been paid if fidelity insurance was purchased separately by the Funds, and will be based upon the relative Minimum Insurance percentages of the Funds as of the quarter ending prior to the beginning of the first month in the period for which the coverage is obtained, subject to paragraph 4 below.

         3. Each Fund is guaranteed a minimum coverage amount with access to the remainder of the total coverage of the Fidelity Bond. In the event that any recovery is received under the Fidelity Bond as a result of the loss sustained by two or more Funds, each Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it maintained a single insured bond with minimum coverage.

         4. Each Fund may, at any time, increase its allocation described in paragraph 2 upon payment of the premium required for such additional insurance provided that the face amount of the Fidelity Bond can increase accordingly or be supplemented by a policy of excess insurance.

        5. Any other registered investment company or additional series of such an investment company for which the Advisers or their affiliates serves as investment adviser ("Additional Fund") may become a party to this Agreement by executing a copy of this Agreement (a copy of which will be furnished to each of the Funds) and by paying the premium for any required increase in the amount of the Fidelity Bond if the underwriter of the Fidelity Bond is willing to add such Additional Fund as an additional insured and increase the amount of total coverage by the amount of the Minimum Insurance required for such Additional Fund by the provisions hereof.

         6. The Agreement shall remain in effect for as long as two or more of the Funds (including any Additional Fund) are insured under the terms of the Fidelity Bond. Any Fund shall, however, have the right to terminate, at any time, its participation in the Fidelity Bond and in this Agreement provided that losses incurred prior to such termination shall be governed by the provision of this Agreement and the amount of any return premium to which such Fund shall be entitled will be limited to the amount actually obtained from the underwriter in respect of such termination.

Signed:    /S/ BRUCE N. ALPERT
           -------------------------
           Bruce N. Alpert

         President, The Gabelli Asset Fund
         President, The Gabelli Blue Chip Value Fund
         President, Gabelli Capital Series Funds, Inc.
         Executive Vice President, Comstock Funds, Inc.
         President, The Gabelli Convertible and Income Securities Fund Inc. President, The Gabelli Dividend & Income Trust
         President, Gabelli Equity Series Funds, Inc.
         President, The Gabelli Equity Trust Inc.
         President, The Gabelli Global Deal Fund
         President, The Gabelli Global Gold, Natural Resources & Income Trust President, The Gabelli Global Multimedia Trust Inc.
         President, GAMCO Global Series Funds, Inc.
         President, The Gabelli Global Utility & Income Trust
         President, GAMCO Gold Fund, Inc.
         President, The GAMCO Growth Fund
         President, GAMCO International Growth Fund, Inc.
         President, Gabelli Investor Funds, Inc.
         Executive Vice President, The GAMCO Mathers Fund
         President, The Gabelli Money Market Funds
         President, The Gabelli SRI Fund, Inc.
         President, The Gabelli Utilities Fund
         President, The Gabelli Utility Trust
         President, The Gabelli Value Fund Inc.
         President, The Westwood Funds

Signed:    /S/ AGNES MULLADY
           --------------------
           Agnes Mullady

         President, The Gabelli Healthcare & Wellness(Rx) Trust

                  SCHEDULE A

          LIST OF REGISTERED INVESTMENT COMPANIES

              The Gabelli Asset Fund
              The Gabelli Blue Chip Value Fund
              The Gabelli Convertible Securities and Income Securities Fund Inc. The Gabelli Dividend & Income Trust
              The Gabelli Equity Trust Inc.
              The Gabelli Global Deal Fund
              The Gabelli Global Gold, Natural Resources & Income Trust
              The Gabelli Healthcare & Wellness(Rx) Trust
              The Gabelli Global Multimedia Trust Inc.
              The Gabelli Global Utility & Income Trust
              GAMCO Gold Fund, Inc.
              The GAMCO Growth Fund
              GAMCO International Growth Fund, Inc.
              The GAMCO Mathers Fund
              The Gabelli SRI Fund, Inc.
              The Gabelli Utilities Fund
              The Gabelli Utility Trust
              The Gabelli Value Fund Inc.

          GABELLI CAPITAL SERIES FUNDS, INC.:
              The Gabelli Capital Asset Fund

          COMSTOCK FUNDS, INC.
              Comstock Capital Value Fund
              Comstock Strategy Fund

          GABELLI EQUITY SERIES FUNDS, INC.:
              The Gabelli Equity Income Fund
              The Gabelli Small Cap Growth Fund
              The Gabelli Woodland Small Cap Value Fund

          GAMCO GLOBAL SERIES FUNDS, INC.:
              The GAMCO Global Telecommunications Fund
              The GAMCO Global Convertible Securities Fund
              The GAMCO Global Growth Fund
              The GAMCO Global Opportunity Fund

          GABELLI INVESTOR FUNDS, INC.:
              The Gabelli ABC Fund

          THE GABELLI MONEY MARKET FUNDS:
              The Gabelli U.S. Treasury Money Market Fund

          THE WESTWOOD FUNDS:
              Westwood Equity Fund
              Westwood Intermediate Bond Fund
              Westwood Balanced Fund
              Westwood SmallCap Equity Fund
              Westwood Income Fund
              Westwood Mighty Mites Fund

      May 15, 2007